Exhibit 99.1

BTQ Technologies Added to VanEck Quantum Computing UCITS ETF, Expanding European Access to BTQ Through a Regulated UCITS Wrapper

VANCOUVER, BC, Jan. 13, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, today announced that BTQ has been included in the VanEck Quantum Computing UCITS ETF (the "ETF") (ISIN: IE0007Y8Y157), a UCITS listed in Europe that provides diversified exposure to companies driving the research, development, and application of quantum computing.

The ETF seeks to track the MarketVector Global Quantum Leaders Total Return Net Index (MVQTMLTR) and includes a portfolio of 30 companies selected for quantum computing operating exposure and or verified quantum patent ownership. As of January 8, 2026, the ETF reported total net assets of approximately $524.5 million.

BTQ's inclusion reflects the Company's growing footprint across quantum security and enabling infrastructure, spanning post-quantum cryptography, quantum secure hardware, and advanced software capabilities through its BTQ Group operating divisions and partnerships.

"As quantum computing moves from research to real world deployment, the security layer becomes non-negotiable," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "Being included in the VanEck Quantum Computing UCITS ETF broadens access to BTQ for investors across Europe and underscores the relevance of our work as we build practical, deployable quantum technologies designed for mission critical environments."

ETF and index context

VanEck describes the ETF as Europe's first quantum computing UCITS ETF, listed in May 2025, offering diversified exposure across pure play innovators and established global leaders engaged in quantum research and development. The underlying MarketVector index methodology includes companies with significant quantum related operating exposure and or a minimum threshold of quantum computing patent ownership, and it is rebalanced quarterly.

About the VanEck Quantum Computing UCITS ETF
The VanEck Quantum Computing UCITS ETF is an Ireland domiciled UCITS ETF that tracks the MarketVector Global Quantum Leaders Total Return Net Index (MVQTMLTR), is physically replicated, and has a total expense ratio of 0.55%. The ETF is listed on multiple European venues, including the London Stock Exchange (USD: QNTM; GBP: QNTG) and Deutsche Börse Xetra (EUR: QUTM). For more information, please visit https://www.vaneck.com/fr/en/investments/quantum-computing-etf/overview/

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com, Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 13-JAN-26